UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

China Century Dragon Media, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

CUSIP

Li HuiHua
Room 801, No. 7, Wenchanger Road, Jiangbei,
Huizhou City, Guangdong Province, China
0086-0752-3138789
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 (Copy to)
Thomas J. Poletti, Esq.
K&L Gates LLP
10100 Santa Monica Blvd., 7th Floor
Los Angeles, CA  90067
Telephone (310) 552-5000 Facsimile (310) 552-5001

April 30, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ❑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Li HuiHua

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	People's Republic of China

	7	SOLE VOTING POWER:

NUMBER OF		6,261,500

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,261,500

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,261,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	24.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(1) Based on 25,312,838 shares of Common Stock outstanding as of April 30, 2010.

Item 1. Security and Issuer

This Schedule 13D (the "Schedule") relates to the common stock, $0.0001 par value ("Common Stock") of China Century Dragon Media, Inc. (the “Issuer”). The principal executive offices of the Issuer are presently located at Room 801, No. 7, Wenchanger Road, Jiangbei, Huizhou City, Guangdong Province, China.

Item 2. Identity and Background

(a) The name of the reporting person is Li HuiHua (the “Reporting Person”).

(b) The business address of the Reporting Person is Room 801, No. 7, Wenchanger Road, Jiangbei, Huizhou City, Guangdong Province, China.

(c) The Reporting Person is the Chief Executive Officer and Chairman of the Board of the Issuer.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The Reporting Person is citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration

Effective March 31, 2010, the Company entered into a share exchange agreement with CD Media (Holding) Co., Limited, a British Virgin Islands corporation (“CD Media BVI”), Huizhou CD Media Co., Ltd., a company incorporated under the laws of the People’s Republic of China (“CD Media Huizhou”) and all of the shareholders of CD Media BVI (the “Shareholders”).  On April 23, 2010, the parties to the share exchange agreement entered into an amended and restated share exchange agreement (the “Exchange Agreement”).  Pursuant to the Exchange Agreement, the Company agreed to issue an aggregate of 19,100,000 shares of its Common Stock to the Shareholders in exchange for all of the issued and outstanding shares of CD Media BVI (the “Share Exchange”).  The Share Exchange closed on April 30, 2010.

As a shareholder of CD Media BVI, the Reporting Person received 6,261,500 shares of Common Stock of the Issuer upon the closing of the Share Exchange.  Also on the closing, the Issuer (i) became the 100% parent of CD Media BVI, (ii) assumed the operations of CD Media BVI and its subsidiaries and (iii) changed its name from SRKP 25, Inc. to China Century Dragon Media, Inc.

The foregoing summary of the Share Exchange is qualified in its entirety by reference to the copies of the Exchange Agreement, which is incorporated herein by reference, filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2010, which is incorporated herein by reference.

Item 4. Purpose of Transaction

The securities of the Issuer were acquired by the Reporting Person for investment purposes.  See Item 3 of this Schedule, which is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer

(a)    The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person named in Item 2 may be found in rows 11 and 13 of the Cover Page relating to the Reporting Person, which is hereby incorporated by reference.

(b)    The powers that the Reporting Person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page relating to the Reporting Person, which is hereby incorporated by reference.

(c)    All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d)    None.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Item 4 is hereby incorporated by reference.  To the best of the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships.

Item 7. Material to Be Filed as Exhibits

Exhibit 1
Amended and Restated Share Exchange Agreement, dated April 23, 2010, by and among SRKP 25, Inc., CD Media (Holding) Co., Limited, Huizhou CD Media Co., Ltd. and all of the shareholders of CD Media (Holding) Co., Limited (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2010

LI HUIHUA /s/ Li HuiHua Li HuiHua

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit 1
Amended and Restated Share Exchange Agreement, dated April 23, 2010, by and among SRKP 25, Inc., CD Media (Holding) Co., Limited, Huizhou CD Media Co., Ltd. and all of the shareholders of CD Media (Holding) Co., Limited (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2010).